FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2011

Commission File Number: 001-34638

SPROTT PHYSICAL GOLD TRUST
(Translation of registrant's name into English)

Suite 2700, South Tower,
Royal Bank Plaza,
200 Bay Street,
Toronto, Ontario,
Canada M5J 2J1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a Material Change Report of Sprott Physical Gold Trust (the "Trust"), dated July 25, 2011. Exhibit 99.1 attached hereto is hereby incorporated by reference into the Trust's registration statement on Form F-10 filed with the Securities and Exchange Commission on March 23, 2011 (File No. 333-173007).

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPROTT PHYSICAL GOLD TRUST
(Registrant)
By Sprott Asset Management GP Inc.,
as general partner of
the manager of the Registrant

By:	/s/ Kirstin H. McTaggart
Kirstin H. McTaggart
Corporate Secretary

Dated: July 25, 2011

EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company

Sprott Physical Gold Trust (the "Trust")
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2700
Toronto, Ontario M5J 2J1

ITEM 2	Date of Material Change

July 14, 2011 and July 15, 2011.

ITEM 3	News Release

News releases disclosing the material change were issued on July 14, 2011 and July 15, 2011 through the facilities of Marketwire.

ITEM 4	Summary of Material Change

On July 14, 2011, the Trust announced that it had launched a follow-on offering (the "Offering") of transferable, redeemable units of the Trust (the "Units").

On July 15, 2011, the Trust announced that it had priced its Offering of 19,000,000 Units at U.S.$14.00 per Unit. As part of the Offering, the Trust granted to the underwriters an over-allotment option (the "Over-Allotment Option") to purchase up to an additional 2,850,000 Units.

The Offering of 19,000,000 Units was completed on July 20, 2011, raising gross proceeds of U.S.$266,000,000. In the event that the underwriters exercise their Over-Allotment in Option full, the gross proceeds from the Offering will be U.S.$305,900,000.

The Units are listed on the NYSE Arca and the Toronto Stock Exchange under the symbols "PHYS" and "PHY.U", respectively.

ITEM 5	Full Description of Material Change

See the news releases issued on July 14, 2011 and July 15, 2011, copies of which are attached as Schedule "A" to this material change report.

ITEM 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7	Omitted Information

Not applicable.

ITEM 8	Executive Officer

For additional information with respect to the material change referred to herein, the following person may be contacted:

Steven Rostowsky
Chief Financial Officer
Sprott Asset Management LP
Telephone number: (416) 943- 4369

ITEM 9	Date of Report

This material change report is dated as of the 25th day of July, 2011

Schedule "A"

Sprott Physical Gold Trust Announces
Follow-on Offering of Trust Units

Toronto, Ontario, Canada – July 14, 2011 – Sprott Physical Gold Trust (the "Trust") (TSX:PHY.U - News)(NYSE:PHYS - News) , a trust created to invest and hold substantially all of its assets in physical gold bullion and managed by Sprott Asset Management LP, announced today that it has launched a follow-on offering (the "Offering") of transferable, redeemable units of the Trust ("Units").

The Trust will use the net proceeds of this Offering to acquire physical gold bullion in accordance with the Trust's objective and subject to the Trust's investment and operating restrictions described in the prospectus related to this Offering.  Under the trust agreement governing the Trust, the net proceeds of the Offering per unit must be not less than 100% of the most recently calculated net asset value per Unit of the Trust prior to, or upon determination of, pricing of the offering.

The Units are listed on the NYSE Arca and the Toronto Stock Exchange under the symbols "PHYS" and "PHY.U", respectively. The Offering will be made simultaneously in the United States and Canada by Morgan Stanley and RBC Capital Markets.

Copies of the U.S. prospectus related to this Offering may be obtained by contacting Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014 Attention: Prospectus Department (telephone 866-718-1649 (toll free) or 917-606-8474) or by e-mailing prospectus@morganstanley.com, or RBC Capital Markets Corporation, Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street, 8th floor, New York, New York 10281-8098 (telephone: 212-428-6670, fax: 212-428-6260).  Copies of the Canadian prospectus related to this Offering may be obtained by contacting RBC Capital Markets, Attention: Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5V 2X4 (fax: 416-313-6066) or Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014 Attention: Prospectus Department (telephone 866-718-1649 (toll free) or 917-606-8474) or by e-mailing prospectus@morganstanley.com.  The offering in Canada is only being made by the Canadian prospectus, which includes important detailed information about the Units being offered.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Units, nor shall there be any sale of the Units in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contact:
Investor Contact Information:
Sprott Physical Gold Trust
(416) 203-2310 or
Toll Free: 1 (877) 403-2310

Sprott Physical Gold Trust Prices
Follow-on Offering of Trust Units
In An Aggregate Amount of US$266 Million

Toronto, Ontario, Canada – July 15, 2011 – Sprott Physical Gold Trust (the "Trust") (TSX:PHY.U - News)(NYSE:PHYS - News), a trust created to invest and hold substantially all of its assets in physical gold bullion and managed by Sprott Asset Management LP, announced today that it has priced its follow-on offering of 19,000,000 transferable, redeemable units of the Trust ("Units") at a price of US$14.00 per unit (the "Offering"). As part of the Offering, the Trust has granted the underwriters an over-allotment option to purchase up to 2,850,000 additional Units. The gross proceeds from the Offering will be US$266 million (US$305.9 million if the underwriters exercise in full the over-allotment option).

The Trust will use the net proceeds of this Offering to acquire physical gold bullion in accordance with the Trust's objective and subject to the Trust's investment and operating restrictions described in the prospectus related to this Offering.  Under the trust agreement governing the Trust, the net proceeds of the Offering per unit must be not less than 100% of the most recently calculated net asset value per Unit of the Trust prior to, or upon determination of, pricing of the Offering.

The Units are listed on the NYSE Arca and the Toronto Stock Exchange under the symbols "PHYS" and "PHY.U", respectively. The Offering will be made simultaneously in the United States and Canada by Morgan Stanley and RBC Capital Markets.

Copies of the U.S. prospectus related to this Offering may be obtained by contacting Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014 Attention: Prospectus Department (telephone 866-718-1649 (toll free) or 917-606-8474) or by e-mailing prospectus@morganstanley.com, or RBC Capital Markets Corporation, Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street, 8th floor, New York, New York 10281-8098 (telephone: 212-428-6670, fax: 212-428-6260).  Copies of the Canadian prospectus related to this Offering may be obtained by contacting RBC Capital Markets, Attention: Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5V 2X4 (fax: 416-313-6066) or Morgan Stanley & Co. LLC 180 Varick Street, 2nd Floor, New York, New York 10014 Attention: Prospectus Department (telephone 866-718-1649 (toll free) or 917-606-8474) or by e-mailing prospectus@morganstanley.com.  The offering in Canada is only being made by the Canadian prospectus, which includes important detailed information about the Units being offered.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Units, nor shall there be any sale of the Units in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional details on the Trust can be found in the final prospectus available on EDGAR (http://www.edgar.com/) and SEDAR (http://www.sedar.com/).

Contact:

Investor Contact Information:
Sprott Physical Gold Trust
(416) 203-2310 or Toll Free: 1 (877) 403-2310

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